METALLA ANNOUNCES GDXJ INCLUSION AND RECAP OF TRANSFORMATIONAL 2020

FOR IMMEDIATE RELEASE	TSXV: MTA
December 21, 2020	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that effective at market close on December 18, 2020, the Company was added to the VanEck Vectors Junior Gold Miners ETF (NYSE: GDXJ)(the "GDXJ").

"Metalla's inclusion in the GDXJ is a major milestone for the Company, reflecting successful execution of our growth strategy," said Brett Heath, President, and CEO of Metalla Royalty. "Listing on the NYSE American earlier this year, coupled with the increased scale of the Company following a record year of transactions and 18 additional royalties, has significantly increased the Company's liquidity and market visibility. The GDXJ brings additional trading flexibility and exposure to the largest source of capital flows for junior precious metal equities with US$6.3 billion in net assets as we move into this next phase of the bull market."

ETF AND INDEX UPDATE

In addition to its inclusion in the GDXJ, Metalla was also added to the U.S. Global GO GOLD and Precious Metal Miners ETF (NYSE Arca: GOAU) and the ETFMG Prime Junior Silver Miners ETF (NYSE Arca: SILJ). Metalla expects that, over the following year, additional precious metals related exchange traded funds, indexes, and mutual funds will begin to add Metalla which will further increase market visibility and liquidity.

2020 RECAP

  January 8, 2020 - Metalla begins trading on the NYSE American stock exchange

  February 18, 2020 - Acquisition of royalty on Teck Resources (TSX: TECK) / Newmont (NYSE: NEM) NuevaUnion project

  April 27, 2020 - Acquisition of Cortez Trend royalties on Barrick Gold (NYSE: GOLD) / Newmont Nevada Gold Mines joint venture operation

  May 1, 2020 - Files short form base shelf prospectus

  June 22, 2020 - Acquisition of royalty on Coeur Mining's (NYSE: CDE) operating Wharf mine and secondary offering of common shares of Metalla held by Coeur Mining for a total gross proceeds of US$20.7 million to Coeur Mining

  July 27, 2020 - Acquisition of royalty on Kirkland Lake Gold's (NYSE: KL) Fosterville mine

  July 29, 2020 - Amendment to convertible debt facility with Beedie Capital to increase the committed capital into Metalla by C$20 million and convert C$6.0 million of the C$7.0 million initial advance

  September 16, 2020 - Acquisition of participation royalty on Karora Resources' (TSX: KRR) operating Higginsville Gold Operations

  October 22, 2020 - Acquisition of royalty on Minera Alamos' (TSXV: MAI) La Fortuna project

  October 27, 2020 - Announces Sandfire Resources (ASX: SFR) acquired the Endeavor mine where Metalla holds a 100% silver stream

  November 2, 2020 - Announces Yamana Gold (NYSE: AUY) acquired the Wasamac and Camflo projects where Metalla holds royalties

  November 4, 2020 - Acquisition of strategic portfolio of royalties in Nevada and Utah

  December 18, 2020 - Metalla is included in the GDXJ

Please refer to the applicable Metalla news release for further details regarding the events and transactions described above.

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver royalty companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor it's Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, the Company's future liquidity and market visibility; the potential for the GDXJ to add additional trading flexibility and exposure to capital flows; the next phase of prevailing market forces applicable to junior precious metal equities; the potential for the Company to be added to additional precious metals related exchange traded funds, indexes, and mutual funds; future share, royalty and other payments; future cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.